Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED NOVEMBER 1, 2013
TO THE PROSPECTUS DATED MARCH 28, 2013

This supplement No. 13 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 13 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:

•the recent share pricing information; and

•	our Current Report on Form 8-K disclosing the sale of 13 of the 15 properties within our Dignity Health Office Portfolio.

Recent Share Pricing Information

Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from October 1 to October 31, 2013, for both of our classes of common stock:

Date	NAV per Share
	Class A	Class M
October 1, 2013	$10.16	$10.17
October 2, 2013	$10.16	$10.18
October 3, 2013	$10.16	$10.18
October 4, 2013	$10.16	$10.18
October 7, 2013	$10.16	$10.18
October 8, 2013	$10.16	$10.18
October 9, 2013	$10.16	$10.18
October 10, 2013	$10.16	$10.18
October 11, 2013	$10.17	$10.18
October 14, 2013	$10.17	$10.19
October 15, 2013	$10.17	$10.19
October 16, 2013	$10.17	$10.19
October 17, 2013	$10.17	$10.19
October 18, 2013	$10.17	$10.19
October 21, 2013	$10.16	$10.18
October 22, 2013	$10.16	$10.18
October 23, 2013	$10.16	$10.18
October 24, 2013	$10.16	$10.18
October 25, 2013	$10.16	$10.18
October 28, 2013	$10.16	$10.18
October 29, 2013	$10.16	$10.18
October 30, 2013	$10.16	$10.18
October 31, 2013	$10.15	$10.17
Purchases and repurchases of shares of our Class A and Class M common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.

Current Report on Form 8-K

The prospectus is hereby supplemented with the following Current Report on Form 8-K that was filed with the SEC on October 29, 2013, a copy of which is attached to this supplement as Appendix A.

Appendix A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (Date of earliest event reported) October 24, 2013

Jones Lang LaSalle Income Property Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland	000-51948	20-1432284
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS employer Identification No.)

200 East Randolph Drive, Chicago, IL		60601
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (312) 782-5800
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item  2.01 - Completion of Acquisition or Disposition of Assets.

As disclosed on September 6, 2013, Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) entered into an agreement with NexCore Development LLC to sell 13 of the 15 properties included within the Dignity Health Office Portfolio. On October 24, 2013, the closing was completed for approximately $111.3 million. The agreement includes an earn-out which could provide up to $1.5 million in additional sales proceeds to the Company. In connection with the disposition, the mortgage loans associated with the Dignity Health Office Portfolio totaling approximately $60.6 million at a fixed interest rate were retired. The properties included in the sale were: 300 Old River Road, 500 Old River Road, 500 West Thomas Road, 1500 South Central Avenue, 18350 Roscoe Boulevard, 18460 Roscoe Boulevard, 18546 Roscoe Boulevard, 4545 East Chandler, 485 South Dobson, 1501 North Gilbert, 116 South Palisade, 525 East Plaza and 10440 East Riggs.

 Item 9.01 - Financial Statements and Exhibits.

(b) Pro Forma Financial Information - The following unaudited pro forma financial statements of the Company are submitted at the end of this Current Report on Form 8-K and are filed herewith and incorporated herein by reference:

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

By:	/s/ GREGORY A. FALK
Name: Gregory A. Falk
Title: Chief Financial Officer
Date: October 29, 2013

Jones Lang LaSalle Income Property Trust, Inc.
Summary of Unaudited Pro Forma Financial Statements

The unaudited pro forma financial information should be read in conjunction with the financial statements and notes of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) included in its annual report filed on Form 10-K for the year ended December 31, 2012, (filed March 7, 2013) and in its quarterly report filed on Form 10-Q for the quarterly period ended June 30, 2013 (filed August 8, 2013).
The unaudited pro forma financial information is presented in accordance with Article 11 of Regulation S-X promulgated by the United States Securities and Exchange Commission (the “SEC”) to give effect to the sale of 13 of the 15 properties within the Dignity Health Office Portfolio (the "Dignity Health Disposition") for approximately $111.3 million which occurred on October 24, 2013. The following properties were included in the sale: 300 Old River Road, 500 Old River Road, 500 West Thomas Road, 1500 South Central Avenue, 18350 Roscoe Boulevard, 18460 Roscoe Boulevard, 18546 Roscoe Boulevard, 4545 East Chandler, 485 South Dobson, 1501 North Gilbert, 116 South Palisade, 525 East Plaza and 10440 East Riggs.
Additionally, included in the unaudited pro forma financial information are the following consummated acquisitions and probable dispositions:

•
On December 4, 2012, the Company acquired the remaining 20% interest in 111 Sutter Street, a 286,000 square foot office property located in San Francisco, California for approximately $22.0 million, the acquisition resulted in the property being consolidated on that date.

•	On June 26, 2013, the Company acquired Joliet Distribution Center, a 442,000 square foot, multi-tenant, industrial property located in Joliet, Illinois for approximately $21.0 million.

•
On June 28, 2013, the Company acquired Suwanee Distribution Center, a 559,000 square foot, single-tenant, industrial property located in Suwanee, Georgia for approximately $37.9 million. The property commenced operations on April 17, 2013 and was 100% occupied on that date.

•
On September 17, 2013, the Company acquired a 90% interest in Grand Lakes Marketplace, a 131,000 square foot retail property located in Katy, Texas for approximately $43.0 million. The property commenced operations on October 25, 2012. The property was 42% occupied on December 31, 2012 and reached 100% occupancy on August 14, 2013.

•
On August 23, 2013, the Company entered into an agreement to sell Canyon Plaza for approximately $33.5 million, including the assumption of the existing mortgage note payable. The transaction is expected to close during the fourth quarter of 2013, subject to normal due diligence and approval by the lender on the assumption of the mortgage.

•
On September 10, 2013, the Company entered into an agreement to sell the 46.5% ownership interest in Legacy Village for approximately $27.3 million. The transaction is expected to close during the fourth quarter of 2013, subject to the other owner's successful refinancing of the existing mortgage debt.

The unaudited pro forma consolidated balance sheet as of June 30, 2013 gives effect to the transactions occurring after June 30, 2013 as if they had occurred on June 30, 2013.
The unaudited pro forma consolidated statements of operations for each of the six months ended June 30, 2013 and 2012, and for each of the years ended December 31, 2012, 2011 and 2010 give effect to the transactions described above as if they had occurred on the latter of January 1, 2010 or the date the property commenced operations.
In the opinion of the Company's management, all adjustments necessary to reflect the effects of the transactions described above have been made. The unaudited pro forma financial information is presented for illustrative purposely only and is not necessarily indicative of what the Company's actual results of operations or financial condition would have been had the transactions occurred on the dates indicated, nor does it purport to represent the future results of operations or financial condition of the Company.

Jones Lang LaSalle Income Property Trust, Inc.
PRO FORMA CONSOLIDATED BALANCE SHEET
JUNE 30, 2013
(Unaudited)

$ in thousands, except per share amounts	Historical (a)	Dignity Health Disposition (b)	Acquisition (c)	Probable Dispositions (d)	Pro Forma Adjustments (e)	Pro Forma
ASSETS
Investments in real estate:
Land	$135,192	$—	$5,215	$(14,959)	$—	$125,448
Buildings and equipment	719,041	(103,735)	34,770	(34,045)	—	616,031
Less accumulated depreciation	(88,181)	22,061	—	5,270	—	(60,850)
Net property and equipment	766,052	(81,674)	39,985	(43,734)	—	680,629
Investment in unconsolidated real estate affiliate	19,895	—	—	(19,895)	—	—
Net investments in real estate	785,947	(81,674)	39,985	(63,629)	—	680,629
Cash and cash equivalents	20,769	47,236	(20,595)	34,542	5,405	87,357
Restricted cash	10,719	(2,452)	—	(3,101)	—	5,166
Tenant accounts receivable, net	2,437	(225)	—	(3)	—	2,209
Deferred expenses, net	6,747	(1,225)	20	(112)	—	5,430
Acquired intangible assets, net	37,342	(9,797)	7,765	—	—	35,310
Deferred rent receivable, net	6,306	(1,640)	—	—	—	4,666
Prepaid expenses and other assets	3,122	(281)	—	(71)	—	2,770
TOTAL ASSETS	$873,389	$(50,058)	$27,175	$(32,374)	$5,405	$823,537
LIABILITIES AND EQUITY
Mortgage notes and other debt payable, net	$459,547	$(60,981)	$23,900	$(28,658)	$5,405	$399,213
Accounts payable and other accrued expenses	21,154	(1,907)	636	(520)	—	19,363
Distributions payable	3,509	—	—	—	—	3,509
Accrued interest	1,813	(313)	—	(141)	—	1,359
Accrued real estate taxes	3,184	(306)	331	—	—	3,209
Advisor fees payable	385	—	—	—	—	385
Acquired intangible liabilities, net	5,577	(23)	—	—	—	5,554
TOTAL LIABILITIES	495,169	(63,530)	24,867	(29,319)	5,405	432,592
Commitments and contingencies
Equity:
Class E common stock: $0.01 par value; 200,000,000 shares authorized; 26,444,843 shares issued and outstanding at June 30, 2013	264	—	—	—	—	264
Class A common stock: $0.01 par value; 400,000,000 shares authorized; 9,320,989 shares issued and outstanding at June 30, 2013	93	—	—	—	—	93
Class M common stock: $0.01 par value; 400,000,000 shares authorized; 1,629,313 shares issued and outstanding at June 30, 2013	16	—	—	—	—	16
Additional paid-in capital (net of offering costs of $6,549 as of June 30, 2013)	582,930	—	—	—	—	582,930
Accumulated other comprehensive income	13	—	—	—	—	13
Distributions to stockholders	(97,392)	—	—	—	—	(97,392)
Accumulated deficit	(118,098)	13,473	—	(3,054)	—	(107,679)
Total Jones Lang LaSalle Income Property Trust, Inc. stockholders’ equity	367,826	13,473	—	(3,054)	—	378,245
Noncontrolling interests	10,394	—	2,308	—	—	12,702
Total equity	378,220	13,473	2,308	(3,054)	—	390,947
TOTAL LIABILITIES AND EQUITY	$873,389	$(50,057)	$27,175	$(32,373)	$5,405	$823,539

Jones Lang LaSalle Income Property Trust, Inc.
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2013
(Unaudited)

NOTE 1 PRO FORMA BASIS OF PRESENTATION
The unaudited pro forma consolidated balance sheet of the Company is presented as if the Dignity Health Disposition, the acquisition of Grand Lakes Marketplace and the probable dispositions of Canyon Plaza and our interest in Legacy Village had all occurred on June 30, 2013. The following pro forma adjustments are included in the consolidated balance sheet:

a.	Reflects the June 30, 2013 historical consolidated balance sheet of the Company as reported in the Form 10-Q (filed August 8, 2013).

b.	Represents adjustments to reflect the Dignity Health Disposition as follows:

◦	The elimination of assets and liabilities as if the sale had occurred on June 30, 2013.

◦	The Company used net sales proceeds to payoff the associated mortgage notes payable in the amount of approximately $60.6 million.

c.
Reflects adjustments for the acquisition of a 90% interest in Grand Lakes Marketplace for approximately $43.0 million, which occurred on September 17, 2013, as if the acquisition had occurred on June 30, 2013.

d.
Represents adjustments to reflect the probable dispositions of Canyon Plaza for approximately $33.5 million and our interest in Legacy Village for approximately $27.3 million, as if the dispositions had occurred on June 30, 2013.

e.	Pro Forma adjustments include the following:

◦
A new $19.1 million mortgage note payable secured by Suwanee Distribution Center made on September 12, 2013, as if it had occurred on June 30, 2013. The note matures October 10, 2020 and has a fixed interest rate of 3.66%.

◦
The prepayment of a $13.7 million pool of mortgage loans secured by the Dignity Health Office Portfolio which occurred on September 3, 2013. The loans were scheduled to mature on November 1, 2013 and had a fixed interest rate equal to 5.75%.

Jones Lang LaSalle Income Property Trust, Inc.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

(Unaudited)

$ in thousands, except per share amounts	Historical (a)	Dignity Health Disposition (b)	Acquisitions (c)	Probable Dispositions (d)	Pro Forma Adjustments (e)	Pro Forma
Revenues:
Minimum rents	$42,533	$(4,667)	$3,024	$(5,256)	$—	$35,634
Tenant recoveries and other rental income	9,058	(2,622)	664	(2,364)	—	4,736
Total revenues	51,591	(7,289)	3,688	(7,620)	—	40,370
Operating expenses:
Real estate taxes	5,007	(581)	485	(326)	—	4,585
Property operating	12,691	(2,563)	250	(395)	—	9,983
Advisor fees	2,107	—	—	—	—	2,107
Company level expenses	999	—	—	—	—	999
Net (recovery of) provision for doubtful accounts	(169)	70	—	227	—	128
General and administrative	796	(88)	3	(103)	—	608
Depreciation and amortization	19,189	(1,960)	1,150	(6,739)	—	11,640
Total operating expenses	40,620	(5,122)	1,888	(7,336)	—	30,050
Operating income	10,971	(2,167)	1,800	(284)	—	10,320
Other income and (expenses):
Interest expense	(12,878)	1,819	(643)	883	268	(10,551)
Debt modification expenses	(182)	—	—	—	—	(182)
Equity in loss of unconsolidated affiliates	(92)	—	—	92	—	—
Total other income and (expenses)	(13,152)	1,819	(643)	975	268	(10,733)
(Loss) income from continuing operations	(2,181)	(348)	1,157	691	268	(413)
Less: Net (income) loss attributable to the noncontrolling interests	(66)	—	13	—	—	(53)
Net (loss) income from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc.	$(2,247)	$(348)	$1,170	$691	$268	$(466)
Net loss from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc. per share-basic and diluted	$(0.07)					$(0.01)
Weighted average common stock outstanding-basic and diluted	33,445,787					33,445,787

Jones Lang LaSalle Income Property Trust, Inc.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2012
(Unaudited)

$ in thousands, except per share amounts	Historical (a)	Dignity Health Disposition (b)	Acquisitions (c)	Probable Dispositions (d)	Pro Forma Adjustments (e)	Pro Forma
Revenues:
Minimum rents	$32,307	$(4,619)	$4,871	$(2,368)	$—	$30,191
Tenant recoveries and other rental income	6,983	(2,513)	444	(388)	—	4,526
Total revenues	39,290	(7,132)	5,315	(2,756)	—	34,717
Operating expenses:
Real estate taxes	4,402	(617)	659	(318)	—	4,126
Property operating	10,907	(2,434)	1,599	(66)	—	10,006
Advisor fees	1,302	—	—	—	—	1,302
Company level expenses	1,339	—	—	—	—	1,339
Net provision for (recovery of) doubtful accounts	152	(107)	—	—	—	45
General and administrative	543	(73)	247	(2)	—	715
Depreciation and amortization	10,004	(1,924)	3,633	(1,153)	—	10,560
Total operating expenses	28,649	(5,155)	6,138	(1,539)	—	28,093
Operating income	10,641	(1,977)	(823)	(1,217)	—	6,624
Other income and (expenses):
Interest expense	(13,317)	1,873	(1,415)	902	276	(11,681)
Debt modification expenses	—	—	—	—	—	—
Equity in loss of unconsolidated affiliates	(240)	—	409	(169)	—	—
Total other income and (expenses)	(13,557)	1,873	(1,006)	733	276	(11,681)
(Loss) income from continuing operations	(2,916)	(104)	(1,829)	(484)	276	(5,057)
Less: Net income attributable to the noncontrolling interests	(137)	—	—	—	—	(137)
Net (loss) income from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc.	$(3,053)	$(104)	$(1,829)	$(484)	$276	$(5,194)
Net loss from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc. per share-basic and diluted	$(0.13)					$(0.22)
Weighted average common stock outstanding-basic and diluted	24,008,932					24,008.932

Jones Lang LaSalle Income Property Trust, Inc.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(Unaudited)

NOTE 1 PRO FORMA BASIS OF PRESENTATION
This unaudited pro forma consolidated statement of operations of the Company is presented as if the Dignity Health Disposition, the 2012 and 2013 acquisitions identified below and the probable dispositions of Canyon Plaza and our interest in Legacy Village had all occurred on the latter of January 1, 2010 or the date operations commenced at the property. The following pro forma adjustments are included in the unaudited proforma consolidated statement of operations:

a.	Reflects the historical consolidated statement of operations of the Company as reported in the Form 10-Q as of June 30, 2013 (filed August 8, 2013).

b.	Represents adjustments to reflect the Dignity Health Disposition as if the sale had occurred on January 1, 2010.

c.	Reflects the historic operations for the following completed acquisitions:

◦	111 Sutter Street acquisition of the remaining 20% interest and resulting consolidation, as if it occurred on January 1, 2010,

◦	Joliet Distribution Center acquisition as if it occurred on January 1, 2010,

◦	Suwanee Distribution Center acquisition as if it occurred on April 17, 2013 (date operations commenced) and

◦	Grand Lakes Marketplace acquisition as if it had occurred on October 25, 2012 (date operations commenced).

d.	Represents adjustments to reflect the probable dispositions of Canyon Plaza and our interest in Legacy Village as if the dispositions had occurred on January 1, 2010.

e.
Represents adjustment to reflect the interest expense related to the prepayment of a $13.7 million pool of mortgage loans secured by the Dignity Health Office Portfolio which occurred on September 3, 2013. The loans were scheduled to mature on November 1, 2013 and had a fixed interest rate equal to 5.75%.

Jones Lang LaSalle Income Property Trust, Inc.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Unaudited)

$ in thousands, except per share amounts	Historical (a)	Dignity Health Disposition (b)	Acquisitions (c)	Probable Dispositions (d)	Pro Forma Adjustments (e)	Pro Forma
Revenues:
Minimum rents	$63,684	$(9,232)	$10,305	$(4,796)	$—	$59,961
Tenant recoveries and other rental income	13,517	(5,271)	951	(794)	—	8,403
Total revenues	77,201	(14,503)	11,256	(5,590)	—	68,364
Operating Expenses:
Real estate taxes	8,452	(1,250)	1,334	(642)	—	7,894
Property operating	23,822	(5,332)	3,224	(132)	—	21,582
Advisor fees	2,739	—	—	—	—	2,739
Company level expenses	2,275	—	—	—	—	2,275
General and administrative	1,045	(151)	—	(227)	—	667
Net provision for (recovery of) doubtful accounts	525	(150)	489	(2)	—	862
Depreciation and amortization	20,605	(3,846)	8,451	(2,306)	—	22,904
Total operating expenses	59,463	(10,729)	13,498	(3,309)	—	58,923
Operating income	17,738	(3,774)	(2,242)	(2,281)	—	9,441
Other income and (expenses):
Interest expense	(26,521)	3,745	(2,884)	1,806	551	(23,303)
Loss on extinguishment of debt	(86)	—	—	—	—	(86)
Equity in (loss) income of unconsolidated affiliates	(176)	—	454	(278)	—	—
Gain on consolidation of real estate affiliate	34,852	—	—	—	—	34,852
Total other income and (expenses)	8,069	3,745	(2,430)	1,528	551	11,463
Income (loss) from continuing operations	25,807	(29)	(4,672)	(753)	551	20,904
Plus: Net loss attributable to the noncontrolling interests	141	—	28	—	—	169
Net income (loss) from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc.	$25,948	$(29)	$(4,644)	$(753)	$551	$21,073
Net income from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc. per share-basic and diluted	$1.01					$0.82
Weighted average common stock outstanding-basic and diluted	25,651,220					25,651,220

Jones Lang LaSalle Income Property Trust, Inc.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011
(Unaudited)

$ in thousands, except per share amounts	Historical (a)	Dignity Health Disposition (b)	Acquisitions (c)	Probable Dispositions (d)	Pro Forma Adjustments (e)	Pro Forma
Revenues:
Minimum rents	$67,758	$(9,604)	$10,149	$(4,709)	$—	$63,594
Tenant recoveries and other rental income	14,158	(5,336)	646	(769)	—	8,699
Total revenues	81,916	(14,940)	10,795	(5,478)	—	72,293
Operating expenses:
Real estate taxes	8,720	(1,373)	1,074	(631)	—	7,790
Property operating	21,862	(5,249)	3,024	(130)	—	19,507
Advisor fees	2,806	—	—	—	—	2,806
Company level expenses	2,091	—	—	—	—	2,091
Net provision for doubtful accounts	161	87	—	—	—	248
General and administrative	481	(184)	461	(6)	—	752
Depreciation and amortization	20,871	(3,549)	7,074	(2,306)	—	22,090
Total operating expenses	56,992	(10,268)	11,633	(3,073)	—	55,284
Operating income	24,924	(4,672)	(838)	(2,405)	—	17,009
Other income and (expenses):
Interest expense	(26,719)	3,817	(2,862)	1,828	562	(23,374)
Equity in (loss) income of unconsolidated affiliates	(1,493)	—	1,613	(120)	—	—
Total other income and (expenses)	(28,212)	3,817	(1,249)	1,708	562	(23,374)
(Loss) income from continuing operations	(3,288)	(855)	(2,087)	(697)	562	(6,365)
Plus: Net loss attributable to the noncontrolling interests	250	—	—	—	—	250
Net (loss) income from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc.	$(3,038)	$(855)	$(2,087)	$(697)	$562	$(6,115)
Net loss from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc. per share-basic and diluted	$(0.13)					$(0.26)
Weighted average common stock outstanding-basic and diluted	23,938,406					23,938,406

Jones Lang LaSalle Income Property Trust, Inc.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(Unaudited)

$ in thousands, except per share amounts	Historical (a)	Dignity Health Disposition (b)	Acquisitions (c)	Probable Dispositions (d)	Pro Forma Adjustments (e)	Pro Forma
Revenues:
Minimum rents	$65,870	$(10,183)	$11,088	$(4,683)	$—	$62,092
Tenant recoveries and other rental income	14,163	(5,320)	977	(773)	—	9,047
Total revenues	80,033	(15,503)	12,065	(5,456)	—	71,139
Operating expenses:
Real estate taxes	8,365	(934)	1,326	(626)	—	8,131
Property operating	21,532	(5,310)	3,016	(139)	—	19,099
Advisor fees	3,264	—	—	—	—	3,264
Company level expenses	1,822	—	—	—	—	1,822
Net provision for (recovery of) doubtful accounts	880	(219)	—	—	—	661
General and administrative	846	(207)	496	(22)	—	1,113
Recovery of impairment of real estate, net	(1,644)	—	—	—	—	(1,644)
Depreciation and amortization	22,953	(3,653)	6,792	(2,306)	—	23,786
Total operating expenses	58,018	(10,323)	11,630	(3,093)	—	56,232
Operating income	22,015	(5,180)	435	(2,363)	—	14,907
Other income and (expenses):
Interest expense	(27,673)	3,895	(2,783)	1,853	812	(23,896)
Equity in (loss) income of unconsolidated affiliates	(2,373)	—	1,793	(383)	—	(963)
Total other income and (expenses)	(30,046)	3,895	(990)	1,470	812	(24,859)
(Loss) income from continuing operations	(8,031)	(1,285)	(555)	(893)	812	(9,952)
Plus: Net loss attributable to the noncontrolling interests	1,090	—	—	—	—	1,090
Net (loss) income from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc.	$(6,941)	$(1,285)	$(555)	$(893)	$812	$(8,862)
Net loss from continuing operations attributable to Jones Lang LaSalle Income Property Trust, Inc. per share-basic and diluted	$(0.29)					$(0.37)
Weighted average common stock outstanding-basic and diluted	23,928,784					23,928,784

Jones Lang LaSalle Income Property Trust, Inc.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Unaudited)

NOTE 1 PRO FORMA BASIS OF PRESENTATION
The unaudited pro forma consolidated statements of operations of the Company are presented as if the Dignity Health Disposition, the 2012 and 2013 acquisitions identified below and the probable dispositions of Canyon Plaza and our interest in Legacy Village had all occurred on the latter of January 1, 2010 or the date operations commenced at the property. The following pro forma adjustments are included in the unaudited proforma consolidated statements of operations:

a.	Reflects the historical consolidated statements of operations of the Company as reported in the Form 10-K for the years ended December 31, 2012, 2011 and 2010 (filed March 7, 2013).

b.	Represents adjustments to reflect the Dignity Health Disposition as if the sale had occurred on January 1, 2010.

c.	Reflects the historic operations for the following completed acquisitions:

◦	111 Sutter Street acquisition of the remaining 20% interest and resulting consolidation, as if it occurred on January 1, 2010,

◦	Joliet Distribution Center acquisition as if it occurred on January 1, 2010,

◦	Suwanee Distribution Center acquisition as if it occurred on April 17, 2013 (date operations commenced) and

◦	Grand Lakes Marketplace acquisition as if it had occurred on October 25, 2012 (date operations commenced).

d.	Represents adjustments to reflect the probable dispositions of Canyon Plaza and our interest in Legacy Village as if the dispositions had occurred on January 1, 2010.

e.
Represents adjustment to reflect the interest expense related to the prepayment of a $13.7 million pool of mortgage loans secured by the Dignity Health Office Portfolio which occurred on September 3, 2013. The loans were scheduled to mature on November 1, 2013 and had a fixed interest rate equal to 5.75%.